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May 14, 2021	Marc A. Rubenstein T +1 617 951 7826 marc.rubenstein@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Kasey Robinson, Tim Buchmiller, Division of Corporation Finance, Office of Life Sciences

Re:	Cyteir Therapeutics, Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted April 30, 2021
CIK No. 0001662244

Ladies and Gentlemen:

On behalf of Cyteir Therapeutics, Inc. (the “Company”), we hereby transmit via EDGAR for public filing with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the above referenced draft registration statement (the “Registration Statement”). Amendment No. 2 reflects revisions to the Registration Statement made in response to the comment letter from the staff of the Division of Corporation Finance (the “Staff”) of the Commission dated May 11, 2021 (the “Comment Letter”) regarding the Registration Statement, as well as certain other updated information.

In addition, we are providing the following responses to the Comment Letter. To assist your review, we have presented the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company and its stockholders.

Comment 1: We note your response to comment 6. To the extent the referenced studies were not powered to show statistical significance, please disclose the implications of conducting testing and presenting efficacy results where the study was not designed to be powered for significance.

Response to Comment 1: The Company has revised pages 4 and 87 of the Registration Statement to discuss how the dose-escalation portion of the Company’s ongoing Phase 1/2 trial, by its nature, does not lend itself to statistical analysis and is not powered to show statistical significance and the implications of such trial not showing statistical significance.

Comment 2: We note the disclosures you provided in response to comment 9. Please further expand this disclosure to state the market approaches used to estimate the enterprise value along with the nature of the material assumptions used within those methodologies. If more than one methodology is used, provide a discussion of the weighting of those methodologies.

Response to Comment 2: The Company has revised page 81 of the Registration Statement to discuss the market approaches underlying the estimated enterprise valuation and corresponding assumptions.

Comment 3: We note your revised disclosure in response to comment 10. Please revise to disclose for each material patent and patent application the type of patent protection granted or being requested (composition of matter, use, or process).

Response to Comment 3: The Company has revised the table appearing on pages 114 and 115 of the Registration Statement to include the type of intellectual property protection alongside the relevant patent or application.

Comment 4: We note your response to comment 11. Please disclose in footnote 7, if true, that the investment and voting decisions for each of the Venrock Funds are made jointly by three or more individuals associated with those funds.

Response to Comment 4: The Company has revised page 161 of the Registration Statement to note that the investments and voting decisions for each of the Venrock Funds are made jointly by three or more associated individuals.

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Please do not hesitate to call me at 617-951-7826 or Tara Fisher at 617-235-4824 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Sincerely,

/s/ Marc A. Rubenstein

Marc A. Rubenstein

cc:	Markus Renschler, M.D. (Cyteir Therapeutics, Inc.)

Andrew Gengos (Cyteir Therapeutics, Inc.)

Tara Fisher (Ropes & Gray LLP)